NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Signs Advanced Technology Agreement with EPI

Calgary, Alberta; July 16, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that it has reached an agreement with Electro-Petroleum, Inc. (“EPI”) to evaluate the testing and potential commercial application of its proprietary  Electrically Enhanced Oil Recovery (“EEOR”) technology for recovery of oil from the Clear Creek Area of the Company’s Missouri leases.  Successful application of this technology will add significant resources and reserves to the Company on these leases which are currently not accessible using steam drive technology.

EEOR involves passing direct current electricity between electrodes in producing wells and electrodes either located at surface or in the oil zone in adjacent wells.  Previous laboratory and field tests appear to demonstrate that the resulting electrical field has three operating mechanisms:  i) Resistance or joule heating (formations have been heated to several hundred degrees Fahrenheit); ii) Electro-kinetic effect (enhanced pressure gradient toward the producing well); and, iii) Electro-chemical effect (large molecules are degraded to smaller molecules by way of oxidation and reduction reactions resulting in a crude oil having higher gravity and lower viscosity).

MegaWest and EPI will jointly undertake the review and design of a demonstration project for the EEOR process.  Favorable results from the feasibility study could lead to the commencement of demonstration project construction during the fourth quarter of 2009 with operations to follow immediately.  The cost of the demonstration project will be borne by EPI, with support in kind from MegaWest.  Successful results from the demonstration project would lead to the design and implementation of a commercial scale project on leases held by MegaWest.  EPI would earn a working interest on all acreage developed using the EEOR technology.  MegaWest’s Clear Creek leases cover nearly 19,000 acres in an area suitable for the application of this process.  This agreement marks a significant milestone in the Company’s efforts to identify, test and apply new technologies to the economic exploitation of untapped heavy oil resources.

The Clear Creek Area leases are separate from, and in addition to, about 15,000 acres in the Company’s Deerfield Area of Missouri and Kansas, which have been assigned reserves and resources based on the two steam drive projects implemented by MegaWest (see Press Release dated July 15, 2009). The Company is pursuing options to restart these steam projects in light of the current favorable oil and natural gas prices.

R. William Thornton
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.